AMEREN MEMO    2017

Subject:  Grounds for a YES vote on Ameren (AEE) Shareholder Resolution requesting a Report on Coal Combustion Residuals and Water Impacts

Date:  February 2017

Contact:  Sr. Barbara Jennings, CSJ

314 678 0471, midwest.coaltion@yahoo.com

Lead Filer:  School Sisters of Notre Dame, Central Province (Midwest Coalition for Responsible Investment).   Co-Filers:  Trinity Health, Livonia MI; Franciscan Sisters of Mary, St. Louis; Sisters of Charity, BVM, Dubuque; St. Mary’s Institute, O’Fallon, MO; Sisters of Our Lady of Charity of the Good Shepherd, St. Louis; Sisters of St. Joseph of Carondelet, St. Louis, As You Sow, San Francisco.

AMEREN Shareholders are encouraged to vote FOR the following resolution:

RESOLVED:  Shareholders request that the Board prepare a complete report on the company’s efforts, above and beyond current compliance, to identify and reduce environmental and health hazards associated with past, present and future handling of coal combustion residuals (coal ash), and how those efforts may reduce legal, reputational and financial risks to the company.  This report should be available to shareholders within 6 months of the 2017 annual meeting, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

BACKGROUND ON THIS PROPOSAL:  In 2011 Shareholders proposed a similar report, more specifically on Coal Combustion Residuals (CCR) and their environmental and health hazards and how these may reduce the legal, reputational and other risks to the company’s finances and operations.  That Resolution received 53% of shareholder vote; not counting Abstentions, it won a majority of the vote.  The 46.7% reported by the Company included Abstentions (Missouri Law).  In 2012 a similar shareholder proposal received only 9.2% of the vote, possibly because Ameren paid thousands of dollars to Laurel Hill Advisory Group to lead a campaign for a NO Vote.    In the past 5 years, the Company has not provided the information requested by the earlier resolution.  While the Company has posted general information acknowledging water consumption by its power plants and some conservation efforts, the Company is still not forthcoming on the environmental and health hazards associated with its water quality impacts or the associated legal, reputation, and financial risks.   The company’s limited posts do not address the items requested in the report shareholders seek.

The Company’s Statement of Opposition ignores the information from the World Economic Forum 2015 Global Risk Report: water is the top societal risk facing the world in terms of potential economic impact. (Insight Report, Global Risks, 2015:10th Edition,” WEF)  The Statement of Opposition ignores UNSDG 6 which calls for reductions in water pollution; Ameren continues to ignore its role in pollution of the Missouri/Mississippi Basin which leads to the Gulf Dead Zone.     Companies are reporting $14 billion of loss due to water-related impacts to CDP Water; utilities are highly subject to financial risks of floods/droughts, severe storms, pollution litigation and fines (Thirsty Business: Why Water is Vital to Climate Action, 2016)

Our Rebuttal is divided into two categories:   CCR (Coal Ash) Handling and CDPWater2016.

RATIONALE for a ‘YES’ VOTE regarding CCR HANDLING:

I.	Ameren’s ash storage practices expose the company to significant financial and regulatory risks.

II.
Ameren’s public disclosure on this issue is insufficient.   While the Company produced a Corporate Social  Responsibility Report in December 2016 (2016CSR)  and posted on its website limited information required by EPA’s coal ash regulations,  it has not provided the information requested in the proposal:

A    Ameren posted required closure plans for the coal ash ponds at its four coal-fired power plants.  Ameren intends to close all of its ponds by leaving the coal ash in place, rather than using the more protective clean closure option.  Ameren’s closure plans fail to address the risk that coal ash will continue to leak out of the ponds, most of which are unlined or inadequately lined, into groundwater and the Missouri and Mississippi Rivers.  This is a significant risk of which shareholder should be aware.  Ameren’s closure reports do not include the information requested by shareholders regarding the Company’s efforts to go beyond compliance to reduce legal, reputational, and financial risks.

B. Ameren has not posted data involving   groundwater monitoring at its Missouri coal ash ponds.  Ameren conducted groundwater monitoring at its unlined ash pond at Rush Island during 2014, but none of the documents it cites in its Opposition Statement mentions the contamination revealed by that monitoring.  Nor do the documents explain why Ameren failed to conduct any further groundwater monitoring at Rush Island until required to do so by federal regulations.  Ameren avoided commencing groundwater monitoring at its other plants’ ash ponds until required by federal regulations, and has not yet posted any data regarding that monitoring.  None of the documents it cites in its Opposition Statement mentioned the considerable risks that the Company’s ash ponds are contaminating groundwater.

C.  Ameren states the percentage of its ash that is reused or “beneficially used.”  Ameren does not describe the uses of its coal ash that it considers to be “beneficial”; nor does it indicate that many uses that have been allowed in Missouri are prohibited by federal regulations and could pose contamination risks.  The requested report would identify risks associated with the Company’s beneficial use activities and any efforts to reduce such risks.

D.  The 2016CSR contains self-serving generalizations rather than meaningful information.
For example:
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The company claims “We have decades of experience managing coal ash in a safe and environmentally responsible way.”  In fact, Ameren has decades of experience disposing of coal ash in leaking, unlined ash ponds, alongside the Missouri and Mississippi rivers, and failing to conduct groundwater monitoring.  The CSR2016 fails to note these facts.   The page in the 2016 CSR devoted to “Protecting Water” provides similar generalizations and links to government data with no specific information regarding Ameren’s plants’ water impacts.  (#1 below)

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The 2016CSR claims as a “success” for water conservation and quality “developing an effective plan of action in response to the EPA’S revised effluent guidelines for the steam electric power sector.”  In fact, as the Company fails to note, Ameren’s “effective plan” is suing the EPA to seek a rollback of these regulations limiting its power plants’ discharge of coal waste pollution.  (UE Company (d/b/a Ameren MO) and Utility Water Act Group v EPA, No. 15-3658, November 19, 2015 8th Circuit, and No. 15-60821, 5th Circuit)

RATIONAL FOR A ‘YES’ VOTE regarding CDP Water 2016:  Ameren’s 2016 Carbon Disclosure Project (CDP) WATER Report in Inadequate.   The Statement of Opposition ignores the Company’s CDP WATER2016 Report although the Proposal calls for third-party verification and further disclosure of comprehensive data regarding CCR spills, leaks, river contamination, supply chain, environmental and health hazards.

THE COMPANY’S 2016 REPORT TO THE CARBON DISCLOSURE PROJECT WATER (CDP WATER) received a B from CDP WATER, for responding to most questions with a YES or NO but leaving critical questions unanswered or providing vague entries that provide shareholders very little concrete information, especially in the area of supply chain water risks, water quality impacts, and management.  Despite answering the CDP WATER questionnaire since 2008, the Company has made very little progress in its disclosure or changes in management of its water practices.

•	Substantive inadequacies in Ameren’s CDP WATER 2016: (NUMBER REFERENCES are FROM CDP WATER 2016 AMEREN):
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2.3, 2.6.  Ameren belongs to the Missouri River Recovery Implementation Committee   Advisory Group, but does not disclose its specific role or how it has influenced progress in abating Missouri River pollution and aid for endangered species.

•	8.1b There are no goals listed for improving water quality, reducing the pollution or minimizing the release of hazardous chemicals and materials (CCR).

•
There is lack of recognition of the water stress in its supply chain as required by CDP.  In December 2014, CDP Water Reported:  “Ameren should look at requiring key suppliers to report on water use, risks and management, and factor such suppliers into water risk assessments.”  (Power Generation Utilities:  Navigating Global Water Risk, CDP and Morgan Stanley, p 35)

•
2.6, 3.2   The Company continues to list only the Powder River Basin, a water-scarce area, as its major supplier of coal; coal mining in itself consumes 1% of all global fresh water as of 2014.  Natural gas is also a supplier which carries water contamination risks but natural gas is ignored in the CDPWATER2016. (Coal is 70.1% of Ameren’s energy supply and natural gas 29.2% according to Bloomberg Intelligence ESG Industry Primer, 2017).

•
1.3a Two of Its peer companies who received A Ratings from CDP Water reported 40 environmental criteria for supply chain, including natural gas; one company was also specific in listing Tier One and Tier Two suppliers.

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1.3a Ameren does not recognize other supply chain items such as poles, wires, steel, metals, IT equipment and how these items are also dependent on global water quantity and quality.   All companies belong to the Electric Utility Sustainability Supply Chain Alliance, A companies report further efforts beyond the capacity of this Alliance.

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6.3a Ameren’s Water Policy, instituted in 2013, is as follows:  “Ameren is committed to protecting all natural resources, including water.  Though our facilities are geographically situated in an area of ample water supply, all divisions with Ameren Corporation will take in to consideration the impact of our operations on both water quality and use.”  There is no data or information on HOW this Policy will actually affect their ‘consideration,’ decisions or their impacts on quality of water.  While the company emphasizes the abundance of water and how water beneficially impacts the Company, it provides nothing on how the Company impacts the waters of the Great Mississippi Basin.

•
Ameren is indeed located in an area of ample water supply but has not produced evidence it is planning for floods/droughts that will intensify with climate change.  Ameren did not provide scenarios to CDP WATER2016 on impacts of flooding/droughts although it consistently lists these risks in its “Forward Looking Statements.” (10k 2015, 2016,February 2017)      In December 2015, Ameren might have had to close its Meramec plant, due to unusual winter flooding.   (Impact News, Mehlville, MO 01/06/16)   This is not mentioned in its CDP Water2016 report.

•	Comparison/Contrasts with Ameren’s A-rated CDPWATER Peers; two utility corporations which were rated A are listed first, Ameren second:

•	2.5 A companies evaluate water risks through local groups, Electric Power Research Institute and many others, in addition to only two sources listed by Ameren, WBCSD/WRI.

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2.6c   A companies disclose Stakeholder conflicts, compliance issues, verification, transparent scenario analyses; Ameren lists only compliance issues, no conflicts (despite 5 years of conflicts regarding Labadie Land Fill) and no scenario analyses.

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6.2a How has water positively impacted business strategy?:  A Companies report active flood/drought task forces, working with DOE task force,  a climate resilience task force,  and $ spend.     Ameren reports money spent on developing and implementing energy efficiency programs which reduced generation and associated water use.  It also reports that beneficial use of 208,000 tons of fly ash in 2015 resulted in substantial savings of water used to convey ash to ponds.

Shareholders argue that these actions are expected in light of compliance with energy efficiency requirements and address the issue of water quantity only.   The issues of water quality in discharges, “beneficial use,”   supply chain of coal and/or natural gas, specific goals and targets are still not addressed.   As noted above, some examples of “beneficial use” of fly ash are against federal laws.

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2.6 – 2.7, 3.2.c Peer corporations listed specific Estimates and Scenarios of future water risks.  Ameren provides no Scenarios; but elsewhere admits that if facilities would need to close due to lack of water availability, “the financial impact could be medium-high.”  (10k)

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A companies reported substantial change in Business due to Water and climate change:  Environmental Impact, reliance on barge delivery, water reserves; Ameren listed NPDES, EPA and CWA regulations, and  capital expenditures that  may be required for new regulations.

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3.2f A companies agreed there are risks in their Supply Chain; Ameren repeated there is no risk in the Powder River Basin despite reports by WRI, World Business Council of Sustainable Development, and Global Water Tool to the contrary.

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6.2a    A companies listed specifics on the Influence of water on business strategy.  A companies listed 47 studies in re-licensing beyond compliance, coding 7% of supplier evaluation on water use; A companies disclosed spending on water.

Ameren saved 7.8 mg as a result of investments in new equipment and upgrades in all facilities, spent $159.7 m to develop and implement energy efficiency programs which saved 759,000 MWh of generation and associated water use; that is commendable but contains no data on the quality of the water saved.

•	7.1 List penalties, fines, enforcement orders for breaches of abstraction licenses, discharge consents, or other water and wastewater related regulations.
One  A company disclosed two plants where compliance is a problem; Ameren answered NO, but is still operating three plants with expired permits since 2005 and 2009. (See References #1 below)

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8.1b Describe qualitative goals and your progress in reaching these.  A companies listed data such as a subsidiary that sells solar with free offers of water-saving devices, specific donations of rehabilitating grasses, etc; Ameren presented “no coherent measure of success, completion, or when Goal is expected to be achieved.” (CDPWater Interview, MCRI/ICCR,  October 2016 )

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9.1a Describe the linkages or trade-offs and the related management policy or action.  A companies disclosed several linkages and trade-offs to Environmental Issues such as increased expense of water permit conditions related to closed-cycle cooling towers, increased energy required at coal/gas/oil power production facilities (except nuclear) to comply with CCR proposed Effluent Limitations Guidelines (ELG). Ameren listed two trade-offs, its 2015 5.7MW Solar Park and ELG compliance costs.

•
MSCI Data Metrics Report February 2016, lists Ameren 3/10 Performance of Water Intensity Relative to Peers, (0-10 Score, 0=worst, 10=best).  Scores a 0 for Implementation of Water Efficient Production Processes (0-10 Score, 0=Worst, 10=best).   It seems that MSCI agrees Ameren could do more in its Water Disclosure and Management practices.

CONCLUSION     Neither the 2016 CSR nor Ameren’s SEC filings nor its website nor its CDP WATER 2016 document satisfy the Resolution’s request for a complete report and verification above and beyond compliance.   Recognition of the Company’s impacts on the quality of water released into the Great Mississippi River Basin is not disclosed.

VOTE FOR THIS SHAREHOLDER PROPOSAL

1.
-  Labadie Historic Leakage (from 1992 through at least 2011): MO State Opening Permit MO 0004812 (effective August 1, 2015, modified Nov. 24, 2015) available at https://dnr.mo.gov/env/wpp/permits/issued/docs/004812.pdf

Current leagage Baseline Growndwater Statistical Evaluation by Reitz & Jens and Gredell Engineering Resources for Ameren MO Labadie Energy Center (August, 2016)
 -Rush Island: Pond Closure GrooundwaterMonitoring Program, Project 2072, 2014 Quarters 1 through 4 Data Reports, by Natural Resource Technology and Haley & Aldrich for Ameren Missouri Rush Island Energy Center.
-Meramec: Hydrogeologic Assessment of Potential Impacts of Meramec Ash Ponds on Local Groundwater and Surface Water, by CH2MHILL for Union Electric Company, Meramec Plant (Dec. 16, 1997)